Exhibit 99.1

LightInTheBox Reports Third Quarter 2014 Financial Results

Conference Call to be Held at 8:00AM Eastern Time on November 19, 2014

Beijing, China, November 19, 2014 - LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), a global online retail company that delivers products directly to consumers around the world, today announced its unaudited financial results for the third quarter ended September 30, 2014.

Third Quarter 2014 Highlights

•                  Net revenues were $99.0 million, an increase of 45.3% year-over-year

•                  Total number of orders grew 57.1% to 2.5 million year-over-year, while total number of customers who made purchase in this quarter grew 53.9% to 1.9 million year-over-year

•                  Selling and marketing expenses as percentage of total net revenues improved to 25.9% from 31.7% year-over-year

•                  Mobile revenue increased to 26.5% of total net revenues, compared with 21.5% in the same quarter of 2013, and 26.2% in the second quarter of 2014

•                  Revenues from repeat customers accounted for 41.1% of total net revenues, compared with 35.0% in the same quarter of 2013

•                  Over 127 thousand packages shipped directly from our European fulfillment center to customers in Europe, five times more than that in last quarter

•                  The Company repurchased $3.0 million ADSs as a part of its current share repurchase program

•                  Non-GAAP net loss was $4.6 million, compared with non-GAAP net loss of $5.6 million in the second quarter of 2014; non-GAAP net loss per ADS was $0.09, compared with non-GAAP net loss per ADS of $0.11 in the second quarter of 2014

“I am pleased to report a strong performance this quarter as our revenue growth continues to reaccelerate resulting in net revenues of $99.0 million, exceeding our raised guidance,” commented Mr. Alan Guo, Chairman and CEO of LightInTheBox. “We are also satisfied with our improved marketing efficiency, reflected in a continuing decline in selling and marketing expenses as a percentage of total net revenues. We will continue to focus on product selection, delivery time, supply chain enhancement, and mobile user experience to further improve customer satisfaction and loyalty.”

Third Quarter 2014 Financial Results

Net revenues increased 45.3% year-over-year to $99.0 million. The increase was primarily driven by strong performance from the apparel category, increasing contribution of both repeat and new customer orders, and growth in the mobile commerce business. Total orders rose 57.1% year-over-year to 2.5 million, while the total number of customers who made a purchase increased 53.9% to 1.9 million. Revenues from repeat customers increased to 41.1% of total net revenues, compared with 35.0% in the same quarter of 2013, while mobile revenue increased to 26.5% of total net revenues, compared with 21.5% for the corresponding period of 2013.

Revenues in the apparel category rose 103.9% year-over-year to $37.0 million, reflecting strong performance in the ready-to-wear apparel segment, and the Company’s customized wedding business also enjoyed another quarter of growth. As a percentage of total net revenues, apparel revenues were 37.4%, compared with 26.6% in the same quarter of 2013. Revenues generated from other general merchandise increased 24.0% to $62.0 million.

Geographically, revenues from Europe increased 47.6% to $59.1 million in the same period last year, representing 59.7% of total net revenues. Revenues from North America increased 57.1% to $20.4 million in the same period last year, representing 20.6% of total net revenues, while revenues from other countries increased by 28.9% to $19.5 million in the same period last year, representing 19.7% of total net revenues.

Gross profit was $36.6 million, an increase of 22.6% from $29.9 million in the same period last year. Gross margin was 37.0%, compared with 43.9% in the same quarter of 2013. Gross margin was adversely affected by the stronger U.S. dollar this quarter and reflects the shifts in product mix and pricing strategy as the Company continued to expand market share and grow its customer base.

Total operating expenses were $43.8 million, compared with $33.0 million in the same quarter of 2013.

•                  Fulfillment expenses were $5.9 million, compared with $3.8 million in the same quarter of 2013, primarily reflecting the increase in sales volume and number of orders fulfilled. Fulfillment expenses per order improved to $2.38 from $2.39 in the same quarter of 2013 and $2.51 from the second quarter of 2014.

•                  Selling and marketing expenses were $25.6 million, compared with $21.6 million in the same quarter of 2013, resulting from the Company’s efforts to grow its customer base and market share. As a percentage of total net revenues, selling and marketing expenses were 25.9%, an improvement from 27.7% in the previous quarter, and a significant decline from 31.7% in the same quarter of 2013. The sequential improvement demonstrated the Company’s commitment to optimize online marketing efforts and diversify traffic acquisition channels. Selling and marketing expenses per order improved to $10.2 from $13.6 in the same quarter 2013 and $11.4 from the second quarter of 2014.

•                  General and administrative (G&A) expenses were $12.3 million, (including an accrual of $1.0 million charge for the settlement of a class action lawsuit) compared with $7.6 million in the same quarter of 2013. The increase reflected growth of the Company’s business operations and the Company’s commitment to future growth. G&A expenses included $4.1 million in technology investments, compared with $2.5 million in the same quarter of 2013. As a percentage of total net revenues, excluding the charge for the settlement of class action lawsuit, G&A expenses were 11.4%, a sequential decline from 12.9% in the previous quarter and remained relatively flat compared with 11.1% in the same quarter of 2013.

Loss from operations was $7.2 million, compared with an operating loss of $3.1 million in the same quarter of 2013.

Net loss attributable to ordinary shareholders was $6.3 million in the third quarter of 2014, compared with a net loss of $2.4 million in the same quarter of 2013.

Net loss per ADS was $0.13, compared with net loss per ADS of $0.05 in the third quarter of 2013. Each ADS represents two ordinary shares.

Non-GAAP basis excluded the impact of $0.6 million of share-based compensation expenses and an accrual of $1.0 million charge for the settlement of a class action lawsuit.

Non-GAAP loss from operations, was $5.5 million, compared with non-GAAP loss from operations of $2.5 million in the third quarter of 2013.

Non-GAAP net loss attributable to ordinary shareholders was $4.6 million, compared with non-GAAP net loss of $1.9 million in the third quarter of 2013.

Non-GAAP net loss per ADS was $0.09, compared with non-GAAP net loss per ADS of $0.04 in the third quarter of 2013.

For the quarter ended September 30, 2014, the Company’s weighted average number of ADS used in computing the loss per ADS was 49,568,069.

As of September 30, 2014, the Company had cash and cash equivalents, term deposits and restricted cash of $88.8 million, which is equivalent to approximately $1.79 per ADS. This compares with $95.8 million as of June 30, 2014.

Share Repurchase Program

On December 16, 2013, the Company announced a $20 million share repurchase program.  As of September 30, 2014, the Company had repurchased a total of $5.7 million of its ADSs.

Business Outlook

For the fourth quarter of 2014, the Company expects net revenues to be between $109 million and $111 million, representing a year-over-year growth rate of approximately 38% to 41%.  These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which are subject to change.

Conference Call

The Company will hold a conference call at 8:00 a.m. Eastern Time on Wednesday November 19, 2014 to discuss its financial results and operating performance for the third quarter of 2014. To participate in the call, please dial the following numbers:

US Toll Free: 1-866-519-4004

Hong Kong Toll Free: 800-906-601

China: 400-620-8038

International: 65-6723-9381

Passcode: 31849540

A telephone replay will be available two hours after the conclusion of the conference call through 11:59 p.m., Eastern Time on November 27, 2014. The dial-in details are:

US: 1-646-254-3697

Hong Kong: 852-3051-2780

International: 61-2-8199-0299

Passcode: 31849540

A live and archived webcast of the conference call will be available on the Investor Relations section of LightInTheBox’s website at http://ir.lightinthebox.com.

About LightInTheBox Holding Co., Ltd.

LightInTheBox is a global online retail company that delivers products directly to consumers around the world. The Company offers customers a convenient way to shop for a wide selection of products at attractive prices through its www.lightinthebox.com, www.miniinthebox.com and other websites and mobile applications, which are available in 27 major languages and cover more than 80% of global Internet users.

For more information, please visit www.lightinthebox.com.

Investor Relations Contact

Christensen

Ms. Xiaoyan Su

Tel: +86(10)5900 1548

Email: ir@lightinthebox.com

OR

Christensen

Ms. Linda Bergkamp

Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com

Use of Non-GAAP Financial Measures

LightInTheBox uses non-GAAP net loss, non-GAAP net loss per basic and diluted ADS, non-GAAP loss from operations, each of which is a non-GAAP financial measure. Non-GAAP net loss is net loss excluding share-based compensation expenses and one-time expenses. Non-GAAP net loss per basic and diluted ADS is non-GAAP net loss divided by weighted average number of basic and diluted ADS, respectively. Non-GAAP loss from operations is loss from operations excluding share-based compensation expenses and one-time expenses. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation and one-time expenses adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses and one-time expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool.

One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net loss for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP. The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox’s strategic and operational plans, are or contain forward-looking statements. LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LightInTheBox’s goals and strategies; LightInTheBox’s future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox’s ability to attract customers and further enhance customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(U.S. dollar in thousands)

	As of December 31,	As of September 30,
	2013	2014
ASSETS
Current Assets
Cash and cash equivalents	23,745	45,680
Term deposit	79,958	40,605
Restricted cash	1,360	2,507
Accounts receivable	259	534
Inventories, net	7,081	7,436
Prepaid expenses and other current assets	8,890	8,417
Total current assets	121,293	105,179
Property and equipment, net	3,002	3,644
Acquired intangible assets, net	266	253
Goodwill	690	690
Long-term deposit	640	720
TOTAL ASSETS	125,891	110,486

LIABILTIES
Current Liabilities
Accounts payable	18,677	17,403
Advance from customers	10,263	13,302
Accrued expenses and other current liabilities	15,560	22,814
Total current liabilities	44,500	53,519
TOTAL LIABILITIES	44,500	53,519

EQUITY
Ordinary shares	7	7
Treasury shares, at cost	—	(5,655)
Additional paid-in capital	153,124	155,513
Accumulated deficit	(71,621)	(92,777)
Accumulated other comprehensive loss	(119)	(121)
TOTAL EQUITY	81,391	56,967
TOTAL LIABILITIES AND EQUITY	125,891	110,486

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations

(U.S. dollar in thousands, except share data and per share data)

	Three-month Period Ended
	September 30,	September 30,
	2013	2014
Net revenues	68,125	98,958
Cost of goods sold	(38,230)	(62,309)
Gross profit	29,895	36,649
Operating expenses
Fulfillment	(3,796)	(5,937)
Selling and marketing	(21,604)	(25,590)
General and administrative	(7,569)	(12,285)
Total operating expenses	(32,969)	(43,812)
Loss from operations	(3,074)	(7,163)
Exchange gain on offshore bank accounts	—	329
Interest income	653	594
Loss before income taxes	(2,421)	(6,240)
Income taxes expenses	(12)	(15)
Net loss attributable to ordinary shareholders	(2,433)	(6,255)

Weighted average numbers of shares used in calculating loss per ordinary share
—Basic	98,928,846	99,136,138
—Diluted	98,928,846	99,136,138

Net loss per ordinary share
—Basic	(0.02)	(0.06)
—Diluted	(0.02)	(0.06)

Net loss per ADS (2 ordinary shares equal to 1 ADS)
—Basic	(0.05)	(0.13)
—Diluted	(0.05)	(0.13)

LightInTheBox Holding Co., Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(U.S. dollar in thousands, except share data and per share data)

	Three-month Period Ended
	September 30, 2013	September 30, 2014
Loss from operations	(3,074)	(7,163)
Share-based compensation expenses	542	644
Charge for the settlement of a class action lawsuit	—	1,041
Non-GAAP loss from operations	(2,532)	(5,478)

Net loss attributable to ordinary shareholders	(2,433)	(6,255)
Share-based compensation expenses	542	644
Charge for the settlement of a class action lawsuit	—	1,041
Non-GAAP net loss attributable to ordinary shareholders	(1,891)	(4,570)

Non-GAAP weighted average numbers of shares used in calculating net loss per ordinary share
—Basic	98,928,846	99,136,138
—Diluted	98,928,846	99,136,138

Non-GAAP net loss per ordinary share
—Basic	(0.02)	(0.05)
—Diluted	(0.02)	(0.05)

Non-GAAP net loss per ADS (2 ordinary shares equal to 1 ADS)
—Basic	(0.04)	(0.09)
—Diluted	(0.04)	(0.09)

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows

(U.S. dollar in thousands)

	Three-month Period Ended
	September 30, 2013	September 30, 2014
Net loss	(2,433)	(6,255)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation and amortization	371	492
Share-based compensation	542	644
Exchange gain on offshore bank accounts	—	(329)
Changes in operating assets and liabilities
Accounts receivable	(37)	(246)
Inventories, net	(896)	(1,072)
Prepaid expenses and other current assets	(1,096)	1,376
Accounts payable	3,138	(461)
Advance from customers	616	(1,133)
Accrued expense and other current liabilities	1,238	3,026
Long-term deposit	(29)	(22)
Net cash provided by (used in) operating activities	1,414	(3,980)
Cash flows from investing activities
Purchase of property and equipment	(349)	(396)
(Purchase) maturity of term deposit	(30,088)	35,365
Deposit in restricted cash	(7)	(1,090)
Net cash (used in) provided by investing activities	(30,444)	33,879
Cash flows from financing activities
Proceeds from exercise of share options	113	36
Payment of interest of convertible loan	(1,157)	—
Repurchase of ordinary shares	—	(3,013)
Payment of professional fees related to initial public offering	(789)	—
Net cash used in financing activities	(1,833)	(2,977)
Effect of exchange rate changes on cash and cash equivalents	6	151
Cash and cash equivalents at beginning of period	102,656	18,607
Cash and cash equivalents at end of period	71,799	45,680